Zepp Health Corporation

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

June 5, 2023

VIA EDGAR

Stephen Krikorian

Morgan Youngwood

Jimmy McNamara

Jennifer Thompson

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zepp Health Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 24, 2023
File No. 001-38369

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments contained in the letter dated May 19, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 24, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2022

Risks Related to Our Business, page 19

1.	Please tell us your consideration of including a risk factor to indicate that your investments may be deemed to be investment securities within the meaning of the Investment Company Act of 1940. Also, clarify the negative impact to your business from being deemed an investment company, including the inability to raise capital through the sale of securities or to conduct business in the United States. Finally, advise what consideration you gave to highlighting any potential liability from being considered an investment company under the Investment Company Act.

Zepp Health Corporation

June 5, 2023

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in Item 3. Key Information—D. Risk Factors in its future Form 20-F filings, subject to update and adjustments to be made in connection with any material development of the subject matter being disclosed:

“If we are deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

We are not an ‘investment company’ and do not intend to become registered as an ‘investment company’ under the Investment Company Act of 1940 (the ‘Investment Company Act’), because our primary business is the development of smart wearable health and consumer fitness devices.

Generally, a company is an ‘investment company’ if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, and if a sufficient amount of our assets are deemed to be ‘investment securities’ within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the NYSE, which would have a material adverse effect on the liquidity and value of our ADSs and Class A ordinary shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement actions or civil litigation for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.”

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 141

2.	We note your statement that you reviewed public filings and the Company’s register of members in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Zepp Health Corporation

June 5, 2023

In connection with the required submission under paragraphs (a) and (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Schedule 13Gs, Schedule 13Ds and the amendments thereto, other than HHtech Holdings Limited, People Better Limited, Allspring entities, Shunwei High Tech Limited and FIL Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of February 28, 2023. Additionally, none of HHtech Holdings Limited, People Better Limited, Allspring entities, Shunwei High Tech Limited or FIL Limited was owned or controlled by a governmental entity of mainland China based on the review of the public filings of these shareholders. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs. It has the power to direct the activities that most significantly affect the economic performance of the VIEs and the obligation to absorb losses or the right to receive the economic benefits of the VIEs that could be significant to the VIEs. The shareholders of the VIEs are natural persons. Therefore, the VIEs are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs.

In connection with the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas; (ii) natural persons or entities wholly owned by trusts established for the benefits of natural persons; and (iii) institutional shareholders. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Ds, Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands. The Company further confirms that no governmental entities in the Cayman Islands own shares of any of its shareholders which are trusts established for the benefits of natural persons. All institutional shareholders of the Company were involved in the Company’s pre-IPO preferred shares issuance. Based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by them, to the best of our knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of our knowledge, no governmental entities in the Cayman Islands own shares of the Company. In addition, as disclosed in the 2022 Form 20-F, the shareholders of the Company’s VIEs (i.e. Anhui Huami and Beijing Huami) are all natural persons.

Zepp Health Corporation

June 5, 2023

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it has asked all of its directors to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that, except for Mr. Bin Fan and Mr. Yajun Zhao, none of its consolidated foreign operating entities has a director who is not a director of the Company. Mr. Bin Fan and Mr. Yajun Zhao are employees of the Company and are directors of several of the Company’s consolidated foreign operating entities. Based on the employment profiles of the two employees retained by the Company, the Company confirms that Mr. Bin Fan and Mr. Yajun Zhao are not officials of the Chinese Communist Party.

4.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Zepp Health Corporation or the VIEs.” We also note that your disclosures on pages 5 and 89 and the list of principal subsidiaries in Exhibit 8.1 indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.

Zepp Health Corporation

June 5, 2023

With respect to the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s material consolidated foreign operating entities are incorporated include the United States, Hong Kong, the Netherlands and mainland China. Except for the VIEs, Huzhou Huayuan Chuangxu Management Consulting Partnership (Limited Partnership) and Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership), the Company holds 100% equity interests in such material consolidated operating entities. In terms of Huzhou Huayuan Chuangxu Management Consulting Partnership (Limited Partnership), the Company holds 86.58% equity interest. The rest of the equity interest of Huzhou Huayuan Chuangxu Management Consulting Partnership (Limited Partnership) is held by a natural person. In terms of Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership), the Company holds 96.67% equity interest. The rest of the equity interest of Anhui Shunyuan Xinke Management Consulting Partnership (Limited Partnership) is held by a natural person. Therefore, to the best of our knowledge, no governmental entities in the United States, Hong Kong, the Netherlands, or mainland China own shares of the Company’s material consolidated foreign operating entities.

●	With respect to (b)(3) and (b)(5), please provide the information required by (b)(3) and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the previous paragraph, the governmental entities in mainland China do not have a controlling financial interest in the Company’s material consolidated foreign operating entities. With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the articles of its material consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

5.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge”. Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

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Very truly yours,

/s/ Leon Cheng Deng
Leon Cheng Deng
Chief Financial Officer

cc:	Wang Huang, Chairman of the Board of Directors and Chief Executive Officer, Zepp Health Corporation

Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jason Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP